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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                        ON-POINT TECHNOLOGY SYSTEMS, INC.
                        ---------------------------------
                                (Name of Issuer)

                    COMMON STOCK, PAR VALUE $0.01 PER SHARE
                -------------------------------------------------
                         (Title of Class of Securities)


                                    68218410
                         ------------------------------
                                 (CUSIP Number)

                                                 with a copy to:
   BRENDAN RADIGAN                               ANDREW L. SOMMER
   GTECH CORPORATION                             DEBEVOISE & PLIMPTON
   55 TECHNOLOGY WAY                             875 THIRD AVENUE
   WEST GREENWICH, RI  02817                     NEW YORK, NY  10022
   (401) 392-1000                                (212) 909-6000
   --------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                January 8, 2000
   --------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: / /.

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
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CUSIP No. 68218410
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1                                                      NAME OF REPORTING PERSON
                                                           GTECH CORPORATION
                                           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
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2                         CHECK THE APPROPRIATE BOX IF A MEMBER OF A                                           (a)     /      /
                          GROUP*                                                                               (b)     /  x   /
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3                         SEC USE ONLY                                                                                 /      /
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4                         SOURCE OF FUNDS*
                                  OO
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5                         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
                          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                                                   /      /
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6                         CITIZENSHIP OR PLACE OF ORGANIZATION
                                  DELAWARE
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                          7
NUMBER OF                         SOLE VOTING POWER
                                         0 SHARES
SHARES
                          ---------------------------------------------------------------------------------------------------------
                          8
BENEFICIALLY                      SHARED VOTING POWER
                                         885,082 SHARES
                          ---------------------------------------------------------------------------------------------------------
OWNED BY                  9
                                  SOLE DISPOSITIVE POWER
EACH                                     0 SHARES
                          ---------------------------------------------------------------------------------------------------------
                          10
REPORTING                         SHARED DISPOSITIVE POWER
                                         0 SHARES
PERSON WITH
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11                        AGGREGATE AMOUNT BENEFICIALLY OWNED BY
                          EACH REPORTING PERSON
                                         885,082 SHARES
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12                        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                                                /      /
                          EXCLUDES CERTAIN SHARES*
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13                        PERCENT OF CLASS REPRESENTED BY AMOUNT IN
                          ROW (11)
                                         8.6%
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14                        TYPE OF REPORTING PERSON*
                                         CO
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
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
                      INCLUDE BOTH SIDES OF THE COVER PAGE,
                 RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF
                  THE SCHEDULE, AND THE SIGNATURE ATTESTATION.




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ITEM 1.   SECURITY AND ISSUER.

       This Statement on Schedule 13D (the "Statement") is filed with respect to the common stock, $.01 par value per share (the "Common Stock"), of On-Point Technology Systems, Inc., a Nevada corporation (the "Company"), by GTECH Corporation, a Delaware corporation (the "Filing Person"). The filing of this Statement shall not be deemed an admission that the Filing Person is the beneficial owner of any securities covered by this Schedule 13D.

       The principal executive offices of the Company are located at 1370 West San Marcos Boulevard, Suite 100, San Marcos, California 92069.


ITEM 2.   IDENTITY AND BACKGROUND.

       The principal business of the Filing Person is providing online lottery services and products to governmental lottery authorities and governmental licensees worldwide. The Filing Person is a wholly-owned subsidiary of GTECH Holdings Corporation, a Delaware corporation ("Parent"). The address of the principal business and office of the Filing Person and Parent is 55 Technology Way, West Greenwich, RI 02817.

       During the last five years, neither the Filing Person nor Parent has not been (i) convicted in a criminal proceeding, or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

       On January 8, 2000, the Filing Person and the stockholders listed on Schedule A hereto (the "Stockholders") have entered into a Voting Agreement, dated as of January 7, 2000 (the "Voting Agreement"). No funds were expended by the Filing Person in connection with entering into the Voting Agreement. The Stockholders entered into the Voting Agreement to induce the Filing Person to enter into an Agreement and Plan of Merger, dated as of January 7, 2000 (the "Merger Agreement"), by and among the Company, the Filing Person and Trio Merger Sub Co., Inc., a wholly-owned subsidiary of the Filing Person ("Merger Sub"). The descriptions of the Voting Agreement and the Merger Agreement herein are qualified in their entirety by reference to such agreements, which are filed as Exhibits 1 and 2 hereto and are incorporated herein by reference.




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ITEM 4.   PURPOSE OF THE TRANSACTION.

       Pursuant to the Merger Agreement, Merger Sub will merge with and into the Company (the "Merger"), and the Company will continue as the surviving corporation (the "Surviving Corporation"). If the Merger is consummated, the Filing Person will own 100% of the common stock of the Surviving Corporation. At the effective time of the Merger (the "Effective Time"), each share of Common Stock issued and outstanding immediately prior to the Effective Time will be converted into the right to receive $3.00 in cash, without interest, and, for each two of such shares of Common Stock, the right to receive one share of e-Point Technologies, Inc., a wholly-owned subsidiary of the Company. The obligations of the parties to the Merger Agreement to effect the Merger are subject to certain conditions, and prior to the Effective Time, the Filing Person or the Company may terminate the Merger Agreement under certain conditions, in each case as set forth in the Merger Agreement.

       The Company will submit the Merger Agreement to its stockholders for adoption and approval prior to consummation of the Merger as required by applicable law. In anticipation of this requirement, concurrently with and as a further condition to the execution and delivery of the Merger Agreement, the Filing Person and the Stockholders entered into the Voting Agreement. The Voting Agreement covers the shares of Common Stock listed on Schedule A hereto (the "Shares"). The Voting Agreement also covers certain options and warrants to purchase Common Stock of the Company which are owned by the Stockholders.

       Subject to the terms and conditions of the Voting Agreement, the Stockholders have appointed the Filing Person and certain of its employees as their irrevocable proxy to vote the Shares in favor of approval and adoption of the Merger Agreement, the Merger and certain related agreements and transactions and against certain other enumerated transactions or agreements. Subject to the terms and conditions of the Voting Agreement, the Stockholders have agreed to refrain from soliciting or responding to certain inquiries or proposals regarding the Company, to restrict certain transfers of the Shares, to waive any rights of appraisal available in the Merger and to take or refrain from taking certain other actions. The Filing Person disclaims that it is a member of a group with any of the Stockholders.

       At the Effective Time, (i) the certificate of incorporation and the bylaws of the Company, as in effect immediately prior to the Effective Time, will be the certificate of incorporation and bylaws, respectively, of the Surviving Corporation and (ii) the directors and officers of Merger Sub at the Effective Time will become the directors and officers, respectively, of the Surviving Corporation. No shares of the Surviving Corporation will continue to be (i) listed on the NASDAQ National Market System or (ii) registered under the Securities Exchange Act of 1934, as amended.




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       Except as disclosed herein, the Filing Person does not have any plans or proposals which relate to or would result in any of the transactions described in Item 4 of Schedule 13D.


ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

(a) The Filing Person does not currently own any shares of Common Stock. The Filing Person may be deemed to own beneficially the Shares, constituting in the aggregate 885,082 shares of Common Stock or approximately 8.6% of the outstanding shares of Common Stock based on the number of shares of Common Stock represented by the Company in the Merger Agreement to be outstanding as of January 7, 2000. The Filing Person disclaims beneficial ownership of the Shares and the other securities covered by the Voting Agreement.

(b) The Filing Person has the power to vote the Shares only with respect to the matters enumerated in the Voting Agreement. Therefore, the voting power over such Shares may be considered to be shared with the Stockholders. The Filing Person does not have any right to dispose or direct the disposition of any of the Shares, except that the Voting Agreement imposes certain limitations on transfer of the Shares by the Stockholders.

(c) Except as set forth herein, the Filing Person has not engaged in any transaction in any shares of Common Stock during the past 60 days.

(d) Under certain circumstances and subject to the terms and conditions of the Voting Agreement, the Stockholders may be required to pay to the Filing Person the excess of (x) the amounts received by the Stockholders pursuant to another transaction or a merger transaction with Merger Sub pursuant to an amended Merger Agreement, over (y) the amounts such Stockholders would have received pursuant to the Merger Agreement. Except as described in the preceding sentence, no person is known by the Filing Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

(e)    Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

       The Merger Agreement and the Voting Agreement are described above. On January 8, 2000, the Filing Person entered into an Option Agreement, dated as of




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January 7, 2000 (the "Option Agreement"), by and among the Company, Merger Sub and the Filing Person. After the occurrence of an event the result of which is that a termination fee is payable to the Filing Person pursuant to the Merger Agreement, and pursuant to the other terms and conditions of the Option Agreement, the Filing Person may have the right to purchase up to 2,035,638 newly issued shares of Common Stock from the Company. The description of the Option Agreement herein is qualified in its entirety by reference to such agreement, which is filed as Exhibits 3 hereto and is incorporated herein by reference.


ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

1. Agreement and Plan of Merger, dated as of January 7, 2000, by and among the Company, Merger Sub and the Filing Person.

2. Voting Agreement, dated as of January 7, 2000, between the Filing Person and Robert L. Burr, John H. Olbrich, Brian J. Roberts, Frederick Sandvick and Vanguard Strategies, Inc.

3. Option Agreement, dated as of January 7, 2000, by and among the Company, Merger Sub and the Filing Person.





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                                    SIGNATURE

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:      January 18, 2000

                                        GTECH CORPORATION


                                        By:   /s/ Steven P. Nowick
                                           ------------------------------------
                                             Name:   Steven P. Nowick
                                             Title:  Chief Operating Officer




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                                                                      SCHEDULE A





STOCKHOLDER NAME AND ADDRESS                                                    SHARES OF COMMON STOCK OWNED
----------------------------                                                    ----------------------------
BURR FAMILY TRUST
Robert L. & Catherine Winchester-Burr as Trustees
5168 Renaissance Avenue
San Diego, CA  92122                                                                       520,122

ROBERT L. & CATHERINE
WINCHESTER-BURR
5168 Renaissance Avenue
San Diego, CA  92122                                                                        35,556

ROBERT L. BURR
5168 Renaissance Avenue
San Diego, CA  92122                                                                        7,904

FREDERICK SANDVICK
108 Ivy Street
San Diego, CA  92101                                                                        40,000

VANGUARD STRATEGIES, INC.
(owned by Frederick Sandvick)
108 Ivy Street
San Diego, CA 92101

IRA ACCOUNT:
Brian J. Roberts, as Beneficiary
3559 Ames Place
Carlsbad, CA  92008                                                                         33,333

BRIAN J. ROBERTS
3559 Ames Place
Carlsbad, CA  92008                                                                         14,500

BRIAN J. & MARGARET ROBERTS
3559 Ames Place
Carlsbad, CA  92008                                                                         2,000


JOHN OLBRICH
3256 Lorna Vista Drive
Jamul, CA  91935                                                                           201,667





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                                INDEX OF EXHIBITS

1. Agreement and Plan of Merger, dated as of January 7, 2000, by and among the Company, Merger Sub and the Filing Person.

2. Voting Agreement, dated as of January 7, 2000, between the Filing Person and Robert L. Burr, John H. Olbrich, Brian J. Roberts, Frederick Sandvick and Vanguard Strategies, Inc.

3. Option Agreement, dated as of January 7, 2000, by and among the Company, Merger Sub and the Filing Person.






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